UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.            )

JDA Software Group Inc.
 (Name of Issuer)

Common
(Title of Class of Securities)

46612K108
 (CUSIP Number)

1/31/03
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		Rule 13d-1(b)		[x ]

		Rule 13d-1(cc)		[  ]

		Rule 12d-1(d)		[  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


46612K108
CUSIP NO.

1.	Name of Reporting Person:	Daruma Asset Management, Inc.

Social Security No. or I.R.S. Identification Nos. of above persons
	 (entities only):	 13-3831899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		not applicable
(a)
(b)

3.	SEC Use Only


4.	Citizenship or Place of Organization	New York


Number of 	5. Sole Voting Power		See Item 4 & Exhibit A
Shares Bene-	6. Shared Voting Power		See Item 4 & Exhibit A
Ficially by	7. Sole Dispositive Power	See Item 4 & Exhibit A
Owned by Each	8. Shared Dispositive Power     See Item 4 & Exhibit A
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      0
(See Item 4 & Exhibit A)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 			0%
(See Item 4 & Exhibit A)

12. Type of Reporting Person (See Instructions)		IA




1.	Name of Reporting Person:		Mariko O. Gordon

Social Security No. or I.R.S. Identification Nos. of above persons
	(entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		not applicable
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of 		5. Sole Voting Power		See Item 4 & Exhibit A
Shares Bene-		6. Shared Voting Power		See Item 4 & Exhibit A
Ficially by		7. Sole Dispositive Power	See Item 4 & Exhibit A
Owned by Each		8. Shared Dispositive Power     See Item 4 & Exhibit A
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:	0
(See Item 4 & Exhibit A)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 			0%
(See Item 4 & Exhibit  A)

12. Type of Reporting Person (See Instructions)		HC



Item 1
 (a)	Name of Issuer
		JDA Software Group Inc.
(b)	Address of Issuer's Executive Offices:
		14400 N. 87th Street
		Scottsdale, AZ 85260

Item 2

(a)	Name of Person Filing

	(i)	Daruma Asset Management, Inc.
(ii)	Mariko O. Gordon

(b)	Address of Principal Office

	(i) & (ii):	80 West 40nd Street, 9th Fl
		New York, NY 10018

 (c)	Citizenship:	(i) New York	(ii) U.S.A.

 (d)	Title of Class of Securities:	Common Stock

 (e)	CUSIP Number:		(i)
(ii)	not applicable

Item 3. If this Statement is filed pursuant to ?240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

	(i) Daruma Asset Management, Inc.:
(d) An Investment Adviser in accordance with ?240.13d-1(b)(1)(ii)(E)
	(ii) Mariko O. Gordon
		(g) A control person in accordance with ?240.13d-1(ii)(G)

Item 4: Ownership:

	The securities covered by this statement are beneficially owned by one or more investment advisory clients whose accounts are managed by Daruma Asset Management, Inc. ("Daruma"). The investment advisory contracts relating to such accounts grant to Daruma sole investment and/or voting power over the securities owned by such accounts. Therefore Daruma may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 ("Rule 13d-3") under the Securities
Act of 1934 (the "1934 Act").
	Mariko O. Gordon (the "Principal Shareholder") owns in excess of 50% of the outstanding voting stock and is the president of Daruma.
  The Principal Shareholder may be deemed to be the beneficial owner of securities held by persons and entities advised by Daruma for purposes of Rule 13d-3.
	Daruma and the Principal Shareholder each disclaims beneficial ownership in any of the securities covered by this statement. Daruma and the Principal Shareholder are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by Daruma.

(a) Amount beneficially owned:	0 (See Item 4 & Exhibit A)

(b) Percent of Class:	0% (See Item 4 & Exhibit A)

(c) Powers					Number of Shares

(i)Sole power to vote or to direct the vote		              0
(See Item 4 & Exhibit A)
(ii)Shared power to vote or to direct the vote			0
(iii)Sole power to dispose or to direct disposition		0
(See Item 4 & Exhibit A)
(iv)Shared power to dispose or to direct disposition		0

Item 5. Ownership of 5% or less of a class

	Not applicable

Item 6. Ownership of more than 5% on behalf of Another Person:

	Investment advisory clients of Daruma Asset Management, Inc. have the right to receive dividends from as well as the proceeds from the sale of securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary which acquired the
	Security being 	reported on by the ultimate parent company.

	Not applicable

Item 8.	Identification and Classification of Members of the Group.

	Not applicable

Item 9.	Notice of Dissolution of Group

	Not applicable


Item 10.	Certification

By signing below, we certify to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. This report shall not be construed as an admission by the persons filing the report that they are beneficial owners of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003




DARUMA ASSET MANAGEMENT, INC.





	/s/Mary B. O'Byrne
By:	Mary B. O'Byrne
	Vice President





	Mariko O. Gordon
By:	/s/Mary B. O'Byrne
	Attorney-in-fact for
	Mariko O. Gordon pursuant to
	Power of Attorney filed as Exhibit C to this Schedule G





EXHIBIT A

Daruma Asset Management, Inc. ("Daruma") presently holds 0 shares of JDA Software Group Inc. (the "Issuer") common stock.

Daruma has sole investment discretion over 0 shares and sole voting discretion over 0 shares, which are held for the benefit of its clients by its separate managed investment advisory accounts.

The shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Daruma is, for the purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of these shares.

EXHIBIT B
Joint Filing Agreement
In accordance with Rule 13d-1(f)(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the foregoing statement on Schedule 13G and to all amendments thereto and that such statement and each amendment to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby agree to execute this Agreement on June 4, 2003.

DARUMA ASSET MANAGEMENT, INC.




By:	Mary B. O'Byrne
	MARY B. O'BYRNE, Vice President




	Mariko O. Gordon
	MARIKO O. GORDON, President